UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                      0-24242

                                                                  CUSIP NUMBER
                                                                      743088

(Check one) [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
            [_] Form N-SAR

For Period Ended:  June 30, 2002
                   -------------

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR

For the Transition Period Ended: _________________

  Read Instruction (on back page: Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I - REGISTRANT INFORMATION

         Productivity Technologies Corp.
         --------------------------------
         Full name of Registrant

         --------------------------------
         (Former Name if Applicable)

         201 South Main Street, 8th Floor
         --------------------------------
         Address of Principal Executive Office (Street and Number)

         Ann Arbor, MI  48104
         --------------------------------
         (City, State and Zip Code)


PART II - RULES 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relieve pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.) [__]

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit requires by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant is unable to timely file its annual report on Form 10-K for the period ended June 30, 2002 without unreasonable effort or expense due to the additional time needed by the Registrant to complete the testing and analysis necessary to determine whether it must write-down or write-off the carrying value of any goodwill, patents and deferred tax benefits related to federal income tax loss carryforwards.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Jesse A. Levine
         ----------------------
         (Name)

         734               996-1700
         ---               --------
         (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Set forth below is a brief summary of the Registrant's estimated results for 2002, before any write-down or write-off of the carrying value of any goodwill, patents or deferred tax benefits, compared to actual results for 2001. The results for fiscal 2002 are subject to modification upon completion of the determination of any such write-downs or write-offs and completion of the audit.

                            Year Ended June 30, 2002    Year Ended June 30, 2001
                            ------------------------    ------------------------
                                     (in thousands, except per share date)



     Revenues earned                 $24,767                    $27,992
     Cost of revenues earned          18,260                     22,155
     Gross profit                      6,507                      5,837
     SG&A                              6,233                      8,004
     Income (loss) from operations       274 (1)                 (2,167)
     Net loss                         (1,166)(1)                 (3,104)
     Net loss per share of common
       stock                         $ (0.47) (1)               $ (1.25)
     -----------------
     (1) Before any write-down or write-off of the carrying value of any goodwill, patents or deferred tax benefits. These write-downs or write-offs cannot be estimated until the testing and analysis are completed but are expected to exceed $2.0 million.

     The Registrant's revenues earned for the year ended June 30, 2002 are expected to be 12% lower than revenues earned for the year ended June 30, 2001, principally as a result of lower order volume at during fiscal 2002. This decline in revenues earned was primarily due to the softness in capital goods demand in the automotive industry. The improvement in gross profits for the 2002 fiscal year is principally attributable to restructuring efforts undertaken at the Registrant's Atlas Technologies, Inc. subsidiary during fiscal year 2001 and also improved cost controls and inventory management. The decrease in SG&A was also due principally to Atlas Technologies, Inc.'s restructuring efforts.



                         Productivity Technologies Corp.
                         -------------------------------
                (Name of Registrant as specified in its Charter)

has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 30,2002                 By: /s/ Jesse Levine
                                             ------------------------------
                                             Jesse Levine
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.292 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this Chapter).